SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on April 28, 2026.

BUENOS AIRES, ARGENTINA – April 28, 2026 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 64.2 million according to the following information:

Series LII Notes:

Amount Offered: USD 50,537,678
Amount to be Issued: USD 41,201,813
Currency: USD
Interest Rate: 4.75%
Issuance and Settlement Date: April 30, 2026
Maturity Date:  April 30, 2028
Issuance Price: 100.00% Face Value
Interest payments: Except for the first interest payment, which will be made nine (9) months from the Issue and Settlement Date, and the second interest payment, which will be made twelve (12) months from the Issue and Settlement Date, interest on the Series LII Notes will be payable semiannually, in arrears, on the following dates: January 30, 2027, April 30, 2027, October 30, 2027 and on the Maturity Date..
Principal amortization: Bullet at maturity

Series LIII Notes:

Amount Offered: USD 27,120,254
Amount to be Issued: USD 22,998,047
Currency: USD
Interest Rate: 6.25%
Issuance and Settlement Date: April 30, 2026
Maturity Date: April 30, 2030
Issuance Price: 100.00% Face Value
Interest payments: Except for the first interest payment, which will be made nine (9) months from the Issue and Settlement Date, and the second interest payment, which will be made twelve (12) months from the Issue and Settlement Date, interest on the Series LIII Notes will be payable semiannually, in arrears, on the following dates: January 30, 2027, April 30, 2027, October 30, 2027, April 30, 2028, October 30, 2028, April 30, 2029, October 30, 2029 and on the Maturity Date.
Principal amortization: Bullet at maturity

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

April 28, 2026

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